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SECURITIES
SECURITIES AND EXCHANGE COMMISSION
W

RECEIVED
JUN 18 2013
DIVISION OF TRADING & MARKETS

13025642

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 46007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/12 (MM/DD/YY) AND ENDING 1/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Money Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Co. CPA's

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
7/2/13

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2013, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

April 1, 2013

Seidel, Schroeder & Company

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Financial Condition
January 31, 2013

Assets		
Cash and cash equivalents (Note 2)	$	527,029
Deposits with clearing organization and others (Note 3)		583,268
Sales credit and trade profit receivable (Note 1)		145,669
Furniture and equipment, net (Note 1)		50,241
Deferred income tax asset (Note 4)		5,455
Other assets		14,132
Total assets	$	1,325,794
Liabilities		
Commissions payable	$	91,043
Accounts payable		4,996
Federal income tax payable		14,208
Accrued and other liabilities		197,507
Total liabilities	$	307,754
Stockholders' equity (Note 6)		
Preferred stock	$	131,105
Common stock		547,253
Retained earnings		685,879
Treasury stock, at cost		(350,000)
Accumulated other comprehensive income: unrealized gain (loss) on securities		3,803
Total stockholders' equity		1,018,040
Total liabilities and stockholders' equity	$	1,325,794

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Income
For the Year Ended January 31, 2013

Revenues		
Trade profit income	$	2,125,146
Sales credit income		2,066,894
REIT Income		297,185
Private placement commissions		49,000
Other trade related income		242,644
Interest on bond inventory		30,911
Total revenue	$	4,811,780
Expenses		
Employee compensation and benefits	$	3,712,884
Marketing and promotion		191,849
Ticket charges		178,058
Communications		41,443
Occupancy and equipment expense		320,430
Fees and assessments		72,939
Other operating expenses		221,285
Total expenses	$	4,738,888
Operating income		72,892
Other income		
Interest and other income		34,118
Income before tax		107,010
Income tax provision (Note 4)		37,008
Net income	$	70,002

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Comprehensive Income
For the Year Ended January 31, 2013

Net income	$ 70,002
Other comprehensive income (loss), net of tax:	
Unrealized gains (losses) on securities:	
Unrealized holding gains (losses) arising during the period	(57)
Total comprehensive income	$ 69,945

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2013

	Common Stock	Preferred Stock	Retained Earnings (Deficit)	Other Comprehensive Income	Treasury Stock
Balance at January 31, 2012	$ 547,253	$ 131,105	$ 615,877	$ 3,860	$ (350,000)
Net income for current year	-	-	70,002	-	-
Change in unrealized gain (loss) on securities	-	-	-	(57)	-
Balance at January 31, 2013	$ 547,253	$ 131,105	$ 685,879	$ 3,803	$ (350,000)

See accompanying notes to financial statements.

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2013

Cash flows from operating activities:		
Net income	$	70,002
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		33,020
Increase (decrease) in cash due to changes in assets and liabilities:		
Commissions receivable		(60,708)
Prepaid expenses		20,577
Deposits with clearing organizations and others		(200,061)
Other assets		(2,145)
Commissions payable		67,096
Accounts payable		(6,875)
Federal income tax payable		(41,877)
Deferred income tax expense		(7,502)
Accrued and other liabilities		20,870
Total adjustments		(177,603)
Net cash used in operating activities		(107,603)
Cash flows from investing activities		
Cash payments for equipment		(8,723)
Cash reimbursement from landlord		72,611
Cash paid for lease hold improvements		(72,611)
Net cash used in investing activities		(8,723)
Net increase (decrease) in cash and equivalents		(116,326)
Cash and equivalents, beginning of year		643,355
Cash and equivalents, end of year	$	527,029

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully-disclosed non-issuer broker-dealer primarily engaged in the brokerage of fixed income securities. During the year ending January 31, 2013, the Company generated approximately 6% of its income by selling stock in publicly non-traded REITS (Real Estate Investment Trusts). The Company operates on a fully-disclosed basis which means all brokerage transactions are cleared through and all customer accounts are carried by another broker-dealer, Southwest Securities, Inc. Fixed income securities brokered are primarily fixed/variable rate mortgage backed securities including collateralized mortgage obligations and securities issued by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC.) The Company's customers are located throughout the United States and consist of institutional investors and individuals.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting. The Company earns revenue from the following sources:

Trade profit – A trade profit is earned when the Company purchases a security for its house inventory then sells it to the brokers inventory. The difference in the purchase price into the house inventory and the selling price into the brokers inventory is the trade profit. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2013, was $2,125,146 (approximately 44% of total revenue).

1. Basis of Presentation and Summary of Significant Accounting Policies - continued

Sales credit – A sales credit is the difference between the purchase price to the brokers inventory and the sales price to the client account. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2013, was $2,066,894 (approximately 43% of total revenue).

REIT income– During the fiscal year ending January 31, 2013, the Company began selling stock in REITS. The Company earns a percentage commission based upon the total dollar amount of the subscription. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2013, was $297,185. (approximately 6% of total revenue).

Private placement income – During the fiscal year ending January 31, 2013, the Company assisted in a private placement of pooled investment funds. The total amount of revenue earned from this source during the fiscal year ending January 31, 2013 was $49,000 (approximately 1% of total revenue).

Other sources of income, include commission on stocks, mutual fund trailers, insurance trailers, net non-trade items from the clearing firm, ticket fees, annuity income, and other commissions. During the fiscal year ending January 31, 2013, the total amount of revenue from these sources was $242,644 (approximately 5% of total revenue).

Revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable

As of January 31, 2013, receivables of $145,669 are due from the Company's clearing broker for sales credit, trade profits, commissions and other fees.

At times, the Company may extend credit to its customers on an unsecured basis consistent with practices in the broker dealer industry. As of January 31, 2013, no customer receivables were due to the Company.

1. Basis of Presentation and Summary of Significant Accounting Policies - continued

Exchange Membership

The Company's exchange membership in NADQ represents an ownership interest in the NASDAQ exchange and provides the Company with the right to conduct business on the exchange. This membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. It is included in Other Assets at $8,496 as of January 31, 2013.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of furniture and equipment. Expenditures for maintenance and repairs are expensed as incurred and significant major leasehold improvements or additions are capitalized over the life of the lease. Accumulated depreciation totaled $643,989 as of January 31, 2013.

Federal Income Tax

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 , Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies – continued

Statement of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash payments for interest and federal income taxes totaled $15,746 and $86,386, respectively, during the year ended January 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Advertising

Costs of advertising are expensed as incurred.

2. Cash

Cash and cash equivalents consists of deposits with various financial institutions and include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

3. Deposits with Clearing Organizations and Others

The Company is required to maintain certain deposits with the Company's clearing broker. At January 31, 2013 the Company had deposits in the amount of $583,268 with the clearing broker, which was not covered by the Federal Deposit Insurance Corporation (FDIC.)

4. Income Taxes

The provision for federal income tax consists of the following:

Current taxes	$ 44,510
Deferred tax benefit	(7,502)
Total	$ 37,008

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Interest and penalties related to tax positions are recognized in the period in which they begin accruing or when the entity claims the position that does not meet the minimum statutory thresholds. No penalties or interest were recognized during the year ending January 31, 2013. The tax years ending January 31, 2010 and later remain subject to examination.

At January 31, 2013, deferred tax assets recognized for taxable temporary differences total $5,455. Application of statutory tax rates to pre-tax income differs from the above tax provision primarily due to non-deductible meals and entertainment expenses for tax purposes.

5. Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable. In addition, the Company is subject to regulatory requirements and is occasionally involved in legal and regulatory proceedings.

Leases
In August of 2011, the Company entered into an amendment to their current lease to extend the lease until June 30, 2019. This lease covers approximately 7,403 square feet of office space of which approximately 1,629 square feet is occupied by two related parties under two separate sub-lease agreements. Total lease related expenses for the year amounted to $127,075. As of January 31, 2013, future minimum lease payments and expected sub-lease income under these operating leases were as follows:

Fiscal year:	Operating Lease	Related Party Subleases	Net
2014	$ 118,448	$ (54,201)	$ 64,247
2015	119,528	(54,295)	65,232
2016	121,378	(54,870)	66,508
2017	123,229	(55,534)	67,695
2018	125,080	(56,096)	68,983
2019	180,140	(80,338)	99,802
Total minimum lease payments	$ 787,803	$ (355,334)	$ 432,468

Regulatory

As of January, 31, 2013, the Company is registered with the following organizations:

- Financial Industry Regulatory Authority (FINRA)
- Securities and Exchange Commission (SEC)
- Municipal Securities Rulemaking Board (MSRB)
- Securities Investor Protection Corporation (SIPC)

In the normal course of business activities, the Company is subject to the rules and requirements of all of the above organizations, regulatory examinations or other inquiries.

5. Commitments and Contingencies – continued

These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

Additionally, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2013 the Company was in compliance with both requirements.

Indemnifications
In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum potential exposure under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will incur material losses under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Common and Preferred Stock

Common Stock
Common stock has no par value. As of January 31, 2013 there were 10,000 shares authorized and issued. Of these, 4,258 shares were included in treasury stock at a cost of $250,000 leaving 5,742 shares outstanding.

Preferred Stock
The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on the first day of January. There were no dividends paid or declared in the current year. As of January 31, 2013, 1,311 shares had been issued. Of these, 1,000 shares were included in

6. Common and Preferred Stock - continued

treasury stock at a cost of $100,000 leaving 311 shares outstanding with a total par value of $31,100.

7. Employee Benefits

The Company has a 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company matches participant deferrals not exceeding 4% of their annual compensation. The Plan allows for additional discretionary employer matching contributions. Participants vest in the additional discretionary employer contribution made on their behalf over a six year period based on years of service. Upon death or total and permanent disability participants become fully vested. As of January 31, 2013, the Company accrued a matching contribution of $75,798.

8. Related Party Transactions

The Company is affiliated with two investment advisory firms through common ownership as follows:

> Parallax Investments, LLC is a State of Texas-registered investment advisory firm owned and operated by John Bott.
>
> Tri-Star Advisors, Inc. is an SEC-registered investment advisory firm owned and operated by William Payne and Jon Vaughan.

Both of the above Companies broker the majority of their transactions through the Company. The Company may make trade profit for trades related to these clients only if principal trade letters are sent and signed by the clients prior to settlement date.

As discussed in Note 5, approximately 2,090 square feet of the Company's leased office space is occupied by two related parties under two separate sub-lease agreements.

9. Subsequent Events

Management has evaluated subsequent events through April 1, 2013, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
January 31, 2013

NET CAPITAL		
Total Stockholders' equity	$	1,018,040
Additions		
A. Liabilities subordinated to the claims of general creditors		-
Deductions		
A. Non-allowable assets		
Other assets		(7,651)
Furniture and equipment, net and rights under leases		(53,832)
B. Commissions receivable		-
C. Haircuts on securities		(11,648)
Net Capital	$	944,909
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Commissions payable	$	91,043
Accounts payable		4,996
Accrued and other liabilities		211,715
Total aggregate indebtedness	$	307,754
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	844,909
Excess net capital over 120% of minimum net capital required	$	824,909
Ratio: Aggregate indebtedness to net capital		32.57%
Ratio: Debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I - (continued)
January 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of January 31, 2013)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	944,909
Audit adjustments		-
Net capital calculated above	$	944,909

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2013

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2013

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Mutual Money Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mutual Money Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Money Investments, Inc.'s management is responsible for the Mutual Money Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined canceled check copies) noting no differences;

2. Compared the amounts reported on the Form X-17A-5's for the period January 1, 2012 to December 31, 2012, with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (client income/expense summary by month for deduction (9)(i)) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment (client income/expense summary for total revenue in (2)(a) and the deduction in (9)(i) for interest and dividend expense) noting no differences; and

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Snyder, Sharon & Company

April 1, 2013